Exhibit 15.1

DragonWave Inc.
Management's Discussion and Analysis
For the three and twelve months ended February 28, 2017
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

        The following is management's discussion and analysis ("MD&A") of DragonWave Inc.'s consolidated results of operations and financial condition for the three and twelve months ended February 28, 2017. This MD&A should be read in conjunction with our audited consolidated financial statements and corresponding notes for the three and twelve months ended February 28, 2017 and our Annual Information Form for the year ended February 28, 2017 (the "AIF") filed on SEDAR at www.sedar.com (SEDAR) and on EDGAR at www.sec.gov/edgar/searchedgar/companysearch.html (EDGAR). Our audited consolidated financial statements and corresponding notes for the three and twelve months ended February 28, 2017 are available on SEDAR and EDGAR.

        Our audited consolidated financial statements have been prepared in accordance with United States Generally Accepted Accounting Principles (GAAP) and are reported in United States dollars (USD). The information contained in this MD&A is dated as of May 26, 2017 and is current to that date, unless otherwise stated. Our fiscal year commences on March 1 of each year and ends on the last day of February of the following year.

        In this document, unless the context requires otherwise, "we", "us", "our", the "Company" and "DragonWave" all refer to DragonWave Inc. collectively with its direct and indirect subsidiaries. The contents of this MD&A have been approved by our Board of Directors, on the recommendation of our Audit Committee.

        We refer to both Nokia Solutions and Networks and its predecessor business Nokia Siemens Networks as "Nokia" in this MD&A. Nokia is a trademark of Nokia Corporation or its affiliates.

        Unless otherwise indicated, all currency amounts referenced in this MD&A are denominated in USD.

Forward-Looking Statements

        This MD&A contains "forward-looking information" and "forward-looking statements" within the meaning of applicable Canadian and U.S. securities laws. All statements in this MD&A, other than statements that are reporting results or statements of historical fact, are forward-looking statements which involve assumptions and describe our future plans, strategies and expectations. Forward-looking statements are generally identifiable by use of the words "may", "will", "should", "continue", "expect", "anticipate", "estimate", "believe", "intend", "plan" or "project" or the negative of these words or other variations of these words or comparable terminology. Forward-looking statements include, without limitation, statements regarding: our strategic plans and objectives; growth strategy; customer diversification and expansion initiatives; our expectations with respect to our relationships with channel partners; our expectations with respect to end-customer demand for our products; our expectations regarding the development of our target markets; and our plans, objectives and targets for operating cost reductions, revenue growth and margin performance. There can be no assurance that forward-looking statements will prove to be accurate and actual results or outcomes could differ materially from those expressed or implied in such statements. Important factors that could cause actual results or outcomes to differ materially from those discussed in the forward-looking statements are set forth in this MD&A under the heading "Risks and Uncertainties". Forward-looking statements are provided to assist external stakeholders in understanding management's expectations and plans relating to the future as of the date of this MD&A and may not be appropriate for other purposes. Readers are cautioned not to place undue reliance on forward-looking statements. Forward-looking statements are made as of the date of this MD&A and we do not undertake to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent expressly required by law.

DragonWave Inc.
Management's Discussion and Analysis
For the three and twelve months ended February 28, 2017
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

Risks and Uncertainties

        We are exposed to risks and uncertainties in our business, including the risk factors set forth below:

  •
  limited cash resources and our dependence on our credit facilities and accommodations by our lenders and certain suppliers;
  •
  there is doubt about our ability to continue as a going concern due to recurring losses from operations, accumulated deficit and insufficient cash resources to meet our business objectives, all of which means that we may not be able to continue operations;
  •
  we have a history of losses;
  •
  our reliance on a small number of customers for a large percentage of revenue;
  •
  our ability to implement our ongoing program of operating cost reductions;
  •
  intense competition from several competitors;
  •
  competition from indirect competitors;
  •
  future revenue opportunities through our channel partners is uncertain;
  •
  our dependence upon our resellers in certain jurisdictions to provide localized support and other local services which assist us in avoiding certain costs and investments;
  •
  pressure on our pricing models from existing and potential customers and as a result of competition;
  •
  our need for working capital will intensify if we are successful in winning new business;
  •
  our dependence on our ability to develop new products, enhance existing products and execute product roll-outs on a basis that meets customer requirements;
  •
  our exposure to product warranty claims, and inventory and account receivables exposure in relation to recent product quality issues;
  •
  our ability to successfully manage our resources;
  •
  our dependence on our ability to manage our workforce and recruit and retain management and other qualified personnel;
  •
  quarterly revenue and operating results that are difficult to predict and can fluctuate substantially;
  •
  a lengthy and variable sales cycle;
  •
  our reliance on suppliers, including outsourced manufacturing, third party component suppliers and suppliers of outsourced services;
  •
  our ability to manage the risks related to increasingly complex engagements with channel partners and end-customers;
  •
  our exposure to credit risk for accounts receivable;
  •
  our dependence on the development and growth of the market for high-capacity wireless communications services;
  •
  the allocation of radio spectrum and regulatory approvals for our products;
  •
  the ability of our customers to secure a license for applicable radio spectrum;
  •
  changes in government regulation or industry standards that may limit the potential market for our products;
  •
  currency fluctuations;
  •
  our ability to protect our own intellectual property and potential harm to our business if we infringe the intellectual property rights of others;
  •
  risks associated with software licensed by us;
  •
  a change in our tax status or assessment by domestic or foreign tax authorities;
  •
  exposure to risks resulting from our international sales and operations, including the requirement to comply with export control and economic sanctions laws;

DragonWave Inc.
Management's Discussion and Analysis
For the three and twelve months ended February 28, 2017
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

  •
  our exposure to potential product defects and product liability claims and health and safety risk relating to wireless products;
  •
  the impact that general economic weakness and volatility may be having on our customers;
  •
  losses or disruptions to operations resulting from a cybersecurity attack; and
  •
  disruption resulting from economic and geopolitical uncertainty.

Additional risks related specifically to our securities include:

  •
  risks associated with maintaining compliance with NASDAQ's continued listing requirements;
  •
  risks associated with our outstanding warrants and the impact that the terms of such warrants have on our ability to raise capital and to undertake certain business transactions;
  •
  risks associated with our ability to raise additional capital;
  •
  large fluctuations in the trading price of our common shares;
  •
  our actual financial results may vary from our publicly disclosed forecasts;
  •
  expense and risks associated with being a U.S. public company and possible loss of our foreign private issuer status;
  •
  expense and risks associated with the loss of our ability to use the multi-jurisdictional disclosure system ("MJDS") adopted by the United States and Canada;
  •
  an investor may not be able to bring actions or enforce judgment against us and certain of our directors and officers;
  •
  we do not currently intend to pay dividends on our common shares;
  •
  tax consequences associated with an investment in our securities;
  •
  future sales of common shares by our existing shareholders could cause our share price to fall;
  •
  our management's broad discretion over the use of proceeds of financings; and
  •
  certain Canadian laws could prevent or deter a change of control.

        See the discussion under "Recent Developments-Liquidity Discussion" in this MD&A, as well as the discussion under "Risk Factors" contained in our most recently filed AIF.

        Any of the risks referred to above could cause actual results or outcomes to differ materially from those discussed in forward-looking statements. Although we have attempted to identify important factors that could cause our actual results to differ materially from expectations, intentions, estimates or forecasts, there may be other factors that could cause our results to differ from what we currently anticipate, estimate or intend. Ongoing global economic uncertainty could impact forward-looking statements contained in this MD&A in an unpredictable and possibly detrimental manner. In light of these risks and uncertainties, the forward-looking events described in this MD&A might not occur or might not occur when stated.

Non-GAAP Performances Measures

        Readers are cautioned that this MD&A contains certain information that is not consistent with financial measures prescribed under GAAP. See discussion below under "Use of Non-GAAP Performance Measures".

DragonWave Inc.
Management's Discussion and Analysis
For the three and twelve months ended February 28, 2017
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

SELECTED FINANCIAL INFORMATION

	Three Months Ended			Twelve Months Ended
	February 28 2017	February 29 2016	February 28 2015	February 28 2017	February 29 2016	February 28 2015
REVENUE
Hardware and other	6,847	8,601	40,939	32,742	70,491	148,429
Services	1,105	3,440	2,803	11,174	15,804	9,337

	7,952	12,041	43,742	43,916	86,295	157,766

COST OF SALES
Hardware and other	5,549	7,794	32,790	25,672	58,991	123,641
Services	633	1,563	1,268	5,477	8,917	3,360

	6,182	9,357	34,058	31,149	67,908	127,001

Gross profit before inventory provisions (note 1)	1,770	2,684	9,684	12,767	18,387	30,765

	22.3%	22.3%	22.1%	29.1%	21.3%	19.5%
Inventory provision	367	3,181	1,187	953	4,416	2,771

Gross profit	1,403	(497)	8,497	11,814	13,971	27,994

	17.6%	(4.1% )	19.4%	26.9%	16.2%	17.7%
EXPENSES
Research and development	1,798	2,425	4,271	7,825	13,406	18,657
Selling and marketing	1,637	1,858	3,745	7,363	10,572	13,975
General and administrative	3,283	3,311	3,288	12,734	13,798	15,085

	6,718	7,594	11,304	27,922	37,776	47,717

Loss before other items	(5,315)	(8,091)	(2,807)	(16,108)	(23,805)	(19,723)
Other Expenses
Goodwill impairment	—	—	—	—	(11,927)	—
Restructuring Costs	—	(130)	—	—	(1,549)	—
Amortization of deferred financing cost	(442)	—	—	(442)	—	—
Amortization of intangible assets	(87)	(96)	(207)	(369)	(577)	(1,188)
Accretion expense	(1)	(37)	(59)	(102)	(205)	(168)
Interest expense	(382)	(424)	(452)	(1,464)	(2,014)	(1,557)
Warrant issuance expenses	—	—	—	(561)	—	(221)
Change in fair value of warrant liability	2,470	(69)	979	4,242	1,119	2,007
Gain on change in estimate	—	—	(234)	—	—	67
Gain on sale of fixed assets	—	—	—	—	—	18
Foreign exchange gain (loss)	(31)	(307)	327	(110)	(331)	846

Loss before income taxes	(3,788)	(9,154)	(2,453)	(14,914)	(39,289)	(19,919)
Income tax expense	137	129	(330)	783	2,275	717

Net Loss and comprehensive loss	(3,925)	(9,283)	(2,123)	(15,697)	(41,564)	(20,636)
Net loss (income) attributable to non- controlling interest	66	152	(145)	(191)	(740)	(884)

Net Loss attributable to shareholders	(3,859)	(9,131)	(2,268)	(15,888)	(42,304)	(21,520)
Basic & Diluted loss per share	(0.60)	(3.02)	(0.75)	(3.26)	(14.01)	(7.90)
Basic & Diluted weighted average shares outstanding	6,396,309	3,019,712	3,011,065	4,879,738	3,019,259	2,724,467

Note 1: Gross profit before inventory provisions is a non-GAAP financial measure. See "Use of Non-GAAP Performance Measures".

DragonWave Inc.
Management's Discussion and Analysis
For the three and twelve months ended February 28, 2017
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

        The principal differences between the three and twelve months ended February 28, 2017 and February 29, 2016 are explained as follows:

  •
  In the three and twelve months ended February 28, 2017 the most significant contributors to the decrease in revenue over the same period in the prior fiscal year were decreases in sales through the Nokia channel, decreases in hardware sales to a Tier 1 carrier in India and lower service revenue related to installations to a Tier 1 carrier in the United States.

  •
  Our gross profit percentage was higher during the three months ended February 28, 2017 compared to the same period in fiscal year 2016 because inventory provisions were lower in the fourth quarter of fiscal year 2017. Our gross profit percentage was also higher during the twelve months ended February 28, 2017 compared to the same period in fiscal year 2016 primarily because of a shift in customer mix.

  •
  Operating expenses in the three and twelve months ended February 28, 2017 were $0.9 million and $9.9 million lower than they were in the same periods in the previous year primarily as a result of restructuring initiatives taken in fiscal year 2016 which reduced the size of the staff internationally and cut spending on contractors and material purchased for the creation of prototypes.

        The principal differences between the three and twelve months ended February 28, 2017 and February 28, 2015 are explained as follows:

  •
  The reduction in revenue can be primarily attributed to reduced sales through the Nokia channel in addition to reduced sales to a Tier 1 carrier in India.

  •
  The gross profit percentage improved due to decreases in material costs and a change in customer mix with a less significant percentage of the total revenue coming from lower margin customers.

  •
  Operating expenses decreased primarily as a result of decreased spending across a number of areas, most significantly compensation related spending following the restructuring initiatives in fiscal year 2016.

DragonWave Inc.
Management's Discussion and Analysis
For the three and twelve months ended February 28, 2017
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

Consolidated Balance Sheet Data

	As at February 28, 2017	As at February 29, 2016
Assets
Current Assets
Cash and cash equivalents	4,073	4,277
Trade receivables	11,876	18,986
Inventory	21,415	22,702
Other current assets	1,791	2,777

	39,155	48,742
Long Term Assets
Property and equipment	2,517	3,702
Intangible assets	336	623

	2,853	4,325
Total Assets	42,008	53,067

Liabilities
Debt facility	17,030	22,152
Accounts payable and accrued liabilities	25,206	23,832
Deferred revenue	539	1,944
Deferred tax liability	148	294
Warrant liability	—	117

	42,923	48,339
Long Term Liabilities
Deferred revenue	435	498
Warrant liability	1,090	3

	1,525	501
Shareholders' equity (deficiency)
Capital stock	229,995	221,128
Contributed surplus	10,503	9,235
Deficit	(234,113)	(218,225)
Accumulated other comprehensive loss	(9,618)	(9,618)

Total Shareholder's equity (deficiency)	(3,233)	2,520
Non-controlling interests	793	1,707

Total Equity	(2,440)	4,227
Total Liabilities and Equity	42,008	53,067

Shares issued & outstanding	7,305,219	3,020,069

DragonWave Inc.
Management's Discussion and Analysis
For the three and twelve months ended February 28, 2017
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

SELECTED CONSOLIDATED QUARTERLY FINANCIAL INFORMATION

        The following table sets out selected financial information for each of our most recently completed eight fiscal quarters. In the opinion of management, this information has been prepared on the same basis as our audited consolidated financial statements, and all necessary adjustments have been included in the amounts stated below to present fairly the unaudited quarterly results when read in conjunction with our consolidated financial statements and related notes.

        Historically, our financial results have fluctuated on a quarterly basis and we expect that quarterly financial results will continue to fluctuate in the future. The results of operations for interim periods should not be relied upon as an indication of the results to be expected or achieved in any future period or any fiscal year as a whole. Fluctuations in results reflect the project nature of network installations. In addition, results may vary as a result of staffing levels, infrastructure additions required to support our operations and material costs required to support design initiatives.

	FY16				FY17
	May 31 2015	Aug 31 2015	Nov 30 2015	Feb 29 2016	May 31 2016	Aug 31 2016	Nov 30 2016	Feb 28 2017
Revenue	26,340	26,917	20,997	12,041	12,545	13,230	10,189	7,952
Gross Profit before inventory provisions (Note 1)	5,844	4,715	5,144	2,684	3,892	4,222	2,883	1,770
Gross Profit %	22.2%	17.5%	24.5%	22.3%	31.0%	31.9%	28.3%	22.3%
Inventory provisions	295	730	210	3,181	—	365	221	367
Gross Profit after inventory provisions	5,549	3,985	4,934	(497)	3,892	3,857	2,662	1,403
Gross Profit % after inventory provisions	21.1%	14.8%	23.5%	(4.1% )	31.0%	29.2%	26.1%	17.6%
Operating Expenses	10,963	10,530	8,689	7,594	7,261	6,921	7,022	6,718
Loss before other items — (gross profit less operating expenses)	(5,414)	(6,545)	(3,755)	(8,091)	(3,369)	(3,064)	(4,360)	(5,315)
Loss for the period	(5,824)	(20,703)	(5,754)	(9,283)	(4,038)	(3,120)[2]	(4,614)[2]	(3,925)
Net loss per share
Basic and Diluted	(1.98)	(7.00)	(3.02)	(3.02)	(1.23)	(0.82)[2]	(0.80)[2]	(0.60)
Weighted average number of shares outstanding
Basic & Diluted	3,011,941	3,014,892	3,018,034	3,019,712	3,346,378	4,085,920	5,732,584	6,396,309
Total Assets	113,587	88,327	69,241	53,067	48,418	50,031	45,311	42,008

Note 1: Gross profit before inventory provisions is a non-GAAP financial measure. See "Use of Non-GAAP Performance Measures".

Note 2: The loss for the period and net loss per share in Q2 FY17 and Q3 FY17 have been restated due to a change in the valuation of the August 2016 warrant liability at issuance date. An additional gain of $0.6 million was recognized in Q2 FY17 and a $0.5 million loss was recognized in Q3 FY17.

Overview

        DragonWave is a leading provider of high-capacity packet microwave solutions that drive next-generation IP networks. DragonWave's carrier-grade point-to-point packet microwave systems transmit broadband voice, video and data, enabling service providers, government agencies, enterprises and other organizations to meet their increasing bandwidth requirements rapidly and affordably. The principal application of DragonWave's

DragonWave Inc.
Management's Discussion and Analysis
For the three and twelve months ended February 28, 2017
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

products is mobile network backhaul. Additional applications include leased line replacement, last mile fiber extension and enterprise networks.

        We support product lines branded under the names Horizon, Avenue and Avenue Lite, Harmony and Harmony Lite, Harmony Eband, Harmony Enhanced and Harmony Enhanced MC. The key elements of our solutions include: high performance; carrier-grade availability; cost-competitiveness; support of legacy networking standards; and the availability of advanced network management and wireless network IP planning.

        The demand for our products is driven by global trends, including IP convergence and pressure on backhaul capacity caused by increased functionality of mobile devices, the shift in demand from voice to multimedia content and services, growing demand for wireless coverage, increasing number of subscribers, and investment in radio access network spectrum. In our target markets, network traffic is shifting from legacy TDM traffic to IP-based traffic to improve network efficiency and enable IP-based services. Principally, we target the global wireless communications service provider market and, in particular, those service providers offering high-capacity wireless communication services, including traditional cellular service providers and emerging broadband wireless access (BWA) service providers.

        We sell our products both directly and indirectly through our channel partners.

        Our direct customers are typically service providers that operate networks in large geographical areas. The sales cycle to this class of customer typically involves a trial (or trials), and typically requires twelve to eighteen months from first contact before orders are received, but can be longer, particularly in greenfield situations. Once the order stage is reached, a supply agreement is usually established and multiple orders are processed under one master supply agreement. Master supply agreements provide the framework for future business and do not generally include any volume commitments.

        Our channel partners are distributors, value-added resellers and OEMs including system integrators and network equipment vendors. In 2012, we acquired Nokia's microwave product line. Nokia rebrands our Harmony product as FlexiPacket. During the three and twelve months ended February 28, 2017, the Nokia channel accounted for 12% and 25% of our sales. See "Recent Developments — Nokia Sales Channel Update" below.

        We also have a 50.1% owned subsidiary, DragonWave HFCL India Private Limited ("DragonWave HFCL") to address the Indian market. Because we have a controlling interest in the subsidiary we consolidate its results. Our sales of services and locally sourced material in India flowed through DragonWave HFCL and accounted for $0.2 million and $3.6 million of our total revenue in the three and twelve months ended February 28, 2017.

        We outsource most of our manufacturing and certain elements of the supply chain management and distribution functions. Outsourcing these functions allows us to focus on designing, developing, selling and supporting our products. Our research and development expenses have historically been, and will continue to be, a significant portion of our overall cost structure as we will continue to invest in new product features and new platforms to better serve the current and future needs of our customers.

        Our industry is global and highly competitive. We face competition in our target markets from two types of microwave equipment suppliers: hybrid equipment suppliers (including NEC Corporation, Nokia, Ericsson and Huawei) and suppliers, like us, of Ethernet equipment (including SIAE Microelettronica, Ceragon Networks Ltd. and Aviat Networks, Inc.). We also face competition from full service network integrators such as Huawei, NEC Corporation, Nokia and Ericsson, who have developed competing Ethernet-based products for IP networks.

DragonWave Inc.
Management's Discussion and Analysis
For the three and twelve months ended February 28, 2017
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

        Our business priorities include: managing resources to minimize cash demands; strengthening our balance sheet; maintaining our global reach while focusing on key revenue growth areas; maintaining and growing our relationships with channel partners; building on customer wins; and building toward leadership in outdoor smallcell backhaul.

        Our primary operational objective is to achieve cash flow break-even and reduce our net losses. To this end, we plan to focus on revenue opportunities with higher gross margin potential and lower working capital requirements, at the same time as we control our operational expense spending in order to stay in line with our current revenue levels.

Recent Developments

Highlights of Our Financial Results

        The following are key points on our results of operations for the fiscal year ended February 28, 2017, compared to the same periods in the prior fiscal year:

  •
  Our revenue decreased by $4.1 million and $42.4 million when comparing the three and twelve month periods ended February 28, 2017 and the three and twelve month periods ended February 29, 2016. The decreases were driven most significantly by the decrease in sales through the Nokia sales channel.

  •
  When looking at revenue in the fourth quarter of fiscal year 2017 compared to the third quarter of the same fiscal year, the impact of the decrease in sales through the Nokia channel is still evident as identified below:

Three months ended November 30, 2016	10,189
Decrease in direct sales to Tier 1 carriers located in India	(577)
Decrease in sales through Nokia Channel	(1,272)
Increase in direct and indirect sales in North America	623
Increase in direct sales in Europe, Middle East & Africa	80
Decrease in direct sales to the Rest of World	(1,091)

Total Change	(2,237)

Three months ended February 28, 2017	7,952

  •
  Our gross profit percentage in the fourth quarter of fiscal year 2017 increased to 17.6% from (4.1%) in the fourth quarter of fiscal year 2016 and to 26.9% from 16.2% in the full year ended February 28, 2017 compared to the same twelve month period in the previous year. On a year to date basis, the improvement was driven by a decrease in the proportion of sales made through lower margin customers, a shift toward the sale of higher capacity products and lower inventory provisions.

  •
  Operating expenses decreased as well. The following table highlights the key factors contributing to lower operating expenses.

DragonWave Inc.
Management's Discussion and Analysis
For the three and twelve months ended February 28, 2017
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

USD millions

	Q4 FY2017 vs. Q4 FY2016	YTD FY2017 vs YTD FY2016
Key Drivers:
Compensation related spending	(0.2)	(2.1)
Professional fees, contractor services and insurance costs	(0.4)	(6.0)
Travel & Living	—	(0.7)
Material spending on prototypes and software and other costs	(0.3)	(1.1)

	(0.9)	(9.9)

Other items impacting net loss

  •
  In the twelve months ended February 28, 2017, we recorded warrant issuance expenses associated with both the August 2016 public offering and the April, 2016 registered direct offering of $0.6 million.

  •
  A fair value adjustment gain of $2.5 million and $4.2 million was realized during the three and twelve months ended February 28, 2017, respectively as a result of a change in the warrant valuation on the warrants outstanding from the equity offerings completed in August 2016, April 2016, August 2014 and September 2013.

  •
  Other items before taxes impacting the loss in the three and twelve months ended February 28, 2017 totaled $0.9 million and $2.4 million and included amortization of deferred financing cost, amortization of software assets, accretion expense, interest expense, and a foreign exchange loss.

  •
  In the three and twelve months ended February 28, 2017 we recognized a tax expense of $0.1 million and $0.8 million related to tax liabilities in regions in which we are profitable but do not have loss carry-forwards available.

  •
  The net loss attributable to shareholders was $3.9 million and $15.9 million for the three and twelve months ended February 28, 2017.

Highlights of financing activities

  •
  In the three and twelve months ended February 28, 2017, we repaid nil and $5.1 million on our line of credit. The outstanding debt balance was $17.0 million at February 28, 2017.

  •
  We completed an underwritten public offering on August 8, 2016. Under the terms of the offering, we issued and sold 1,823,880 Class A units at $3.35 and 30,164 Class B units at $3.34. Each Class A unit consisted of one common share, one five-year warrant (the "Long-Term Warrant") to purchase one common share and two six-month warrants (the "Short-Term Warrant"). Each Class B unit consisted of a pre-funded warrant (the "Pre-Funded Warrant") to purchase one common share, one Long-Term Warrant and two Short-Term Warrants. The Long-Term Warrants have an exercise price of $4.37 per share, are exercisable immediately and will expire on August 8, 2021. The Short-Term Warrants have an exercise price of $4.00 per share, are exercisable immediately and will expire on February 8, 2017. The Pre-Funded Warrants are exercisable immediately with no expiration date, are deemed purchased for a price of $3.34 per underlying common share by virtue of purchasing a Class B Unit and have an exercise price of $0.01 per share. The net proceeds of the offering, after expenses, were $5.5 million.

DragonWave Inc.
Management's Discussion and Analysis
For the three and twelve months ended February 28, 2017
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

  •
  Our cash balance at February 28, 2017 was $4.1 million which represented a $0.2 million decrease from the cash balance at February 29, 2016.

Liquidity and Cash Resources

        The consolidated financial statements for the year ended February 28, 2017 have been prepared assuming we will continue as a going concern, which contemplates the realization of assets and the disbursement of liabilities and commitments in the normal course of business in the foreseeable future. We have a history of losses and have consumed significant cash resources in the past, and have continued to do so in the year ended February 28, 2017. During the last two fiscal years, additional pressure has been placed on our liquidity position as a result of reduced revenue from a significant Original Equipment Manufacturer ("OEM") channel and a dispute over inventory shipped to a customer in India in June 2015.

        We have been able to make progress in restructuring the business. This progress includes the following highlights:

  Operational improvements:

  •
  Selected by Sprint for our network densification and optimization strategy.

  •
  Improved the gross profit percentage in three and twelve months ended February 28, 2017 by 21.7% and by 10.7% respectively compared to the same periods in the prior fiscal year;

  •
  Reduced operating expenses by 11.5% and by 26.1% in the three and twelve months ended February 28, 2017 compared to the same periods in the previous year primarily through a reduction in staff levels internationally;

  Debt Facility:

  •
  Reduced outstanding debt on our credit facility from a high of $32.8 million as at August 31, 2015 to $17.0 million as at February 28, 2017 by leveraging our working capital;

  New Capital:

  •
  Raised $9.5 million in cash (net of commissions and expenses) with a public offering in August 2016 and a registered direct offering in April 2016, which in both cases included common shares and warrants;

  •
  Received $4.2 million in cash from the exercise of warrants during the twelve months ended February 28, 2017; and

  Other:

  •
  Initiated arbitration proceedings to seek resolution to its customer dispute in India.

        Despite the progress identified above, we remain in breach of the original terms of its debt facility, and have not yet been able to achieve a quarterly break-even level. See Note 11 for further details on the debt facility. The continued consumption of cash has raised substantial doubt about our ability to continue as a going concern.

DragonWave Inc.
Management's Discussion and Analysis
For the three and twelve months ended February 28, 2017
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

Management's plans to restructure the business, improve our financial results and overcome these difficulties include initiatives in a number of areas, including:

  •
  Targeting our sales efforts to direct and indirect opportunities in markets with higher gross margins, and lower working capital requirements;

  •
  Adjusting our business focus and resources away from Nokia in order to support new sales channels;

  •
  Renegotiating the terms of existing debt facilities, or finding new debt providers;

  •
  Actively investigating and pursuing alternative forms of financing;

  •
  Seeking to reduce fixed and variable operating expenses further, by tightly controlling discretionary spending and headcount growth;

  •
  Continuing to collect accounts receivable from customers in a timely manner;

  •
  Reducing inventory levels in both raw material and finished goods inventory;

  •
  Working closely with vendors to ensure supply continuity; and

  •
  Investigating strategic and financial alternatives that may be available including a potential sale of the Company, alternative debt and equity, and business combinations.

        In addition, we no longer comply with Nasdaq Listing Rule 5550(b)(1) due to our failure to maintain a minimum of $2.5 million in shareholders' equity or any alternatives to such requirement, and we were granted an extension to April 17, 2017 to remedy the deficiency. We did not regain compliance but have requested a hearing before the Nasdaq Listing Qualifications Panel to seek a further extension. There can be no assurance that the Panel will ultimately grant an extension of the compliance period. Continued listing of its common shares on the Nasdaq increases our ability to raise additional capital in the future. Trading of our securities under the symbol "DRWI" on the Toronto Stock Exchange, our primary listing, is not impacted by this decision.

        These plans may be difficult to achieve. They are dependent on a number of key assumptions including the timing of significant new customer projects, success in arbitration with the customer located in India, and accommodations from our suppliers and credit lenders. It is possible that the plans described above may not be fully executed or may occur too slowly to solve our current liquidity concerns. There can be no assurance that the existing financing facility can be renegotiated or that any other forms of financing can be arranged on satisfactory terms. These consolidated financial statements do not include any adjustments to the accounts and classification of assets and liabilities that may be necessary if we are unable to continue as a going concern. Such adjustments could be material.

Recent Customer Wins and Product Traction

        We continue to believe that our recently designed products, including Harmony Enhanced MC, position us well to win business in the current wireless backhaul market which is driven by operational efficiency and increased capacity requirements. As evidence of the ability to win business, in fiscal year 2017 we announced that Sprint had selected our microwave backhaul equipment for network deployment as part of the company's densification and optimization strategy. We believe our product solutions coupled with our extensive experience with this customer will be beneficial as this deployment progresses. We believe that business interest and order activity surrounding our new product offerings provide evidence of the competitive strength of these products in the current microwave backhaul market. These new products, for example are fueling increased sales in the fourth quarter to distributors in the North American market.

DragonWave Inc.
Management's Discussion and Analysis
For the three and twelve months ended February 28, 2017
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

Notification Letter from the Nasdaq Stock Market

        In order to maintain our listing on NASDAQ, we are required to comply with NASDAQ requirements, which include, but are not limited to, maintaining a minimum shareholders' equity. In particular, we are required to maintain a minimum of $2.5 million in shareholders' equity pursuant to NASDAQ Listing Rule 5550(b)(1) ("the Listing Rule"). On October 21, 2016, we received a notice from NASDAQ notifying us that we no longer comply with the Listing Rule. On December 14, 2016, Listing Qualifications Staff of NASDAQ issued a letter granting us an extension until April 17, 2017 to regain compliance. On April 21, 2017 we announced that while we did not regain compliance by the end of the granted compliance period we would be filing an appeal of the Nasdaq Listing Qualification Staff determination to delist the Company's securities from the Nasdaq Stock Market. On April 25, 2017, NASDAQ provided us with a formal notice that the Panel would consider our appeal at an oral hearing. The hearing will be held on June 1, 2017.

Arbitration Process in India

        An arbitration process has been initiated with a customer in India, Bharti Airtel Limited, through an arbitral tribunal to resolve a dispute over the customer's payment for inventory (with a sale value of $4.7 million) shipped to this customer in June, 2015. The customer submitted a claim statement, which discloses an aggregate claim amount of approximately $6.4 million in respect of, among other things, damages claimed with respect to lost revenue, import duties, and inventory replacement costs. We believe that the claim has no merit. We do not believe that we will incur a loss related to this claim. As a result, we have not recognized any expense associated with this claim in our financial statements. We have booked the value of the inventory provided to Bharti as an asset with a cost of $4.6 million. We have not received any payment with respect to this inventory. We submitted a counter-claim in June 2016 for the full value of the contract and damages. Several arbitration meetings have been held to date. The timing on a final decision has not been defined. No decision has been made as of the date of this report and the outcome of this matter is not determinable.

Nokia Sales Channel Update

        Following Nokia's announced combination with Alcatel-Lucent, which has a vertically integrated microwave business unit, we announced that we have reshaped our channel strategy. Our revised strategy primarily positions our latest and new products directly to customers. Sales through the Nokia channel may continue for some time but are expected to occur at a rapidly diminishing level.

        We negotiated a termination fee with Nokia in 2013, valued at $8.7 million which was to be paid in installments by us to Nokia. At February 28, 2017 the liability is valued at $3.4 million (February 29, 2016 — $3.3 million). The increase in the valuation of the liability since February 29, 2016 relates to changes in the foreign exchange rates between the EURO and USD.

Expense Reduction Actions

        As part of an overall plan to decrease our operating expenses we have reduced our global workforce both through restructuring initiatives and through attrition. Since the beginning of fiscal year 2016 the workforce has declined by approximately 40%. Coupled with this staff reduction has been a significant decline in the number of external contractors used to fulfill R&D program requirements, particularly in China. Material spending for prototype development has also been severely curtailed. As a result of these initiatives operating expenses have declined $9.9 million between the twelve months of fiscal year 2017 and the same period in the prior fiscal year. On February 1, 2017 we presented an updated operating plan to our credit facility partners. The updated plan

DragonWave Inc.
Management's Discussion and Analysis
For the three and twelve months ended February 28, 2017
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

reduces operating costs by 30%, in order to achieve cash flow break even at anticipated revenue and margin levels. We continue to define our appropriate cost structure in order to profitability support the business going forward and we will take the appropriate actions in fiscal year 2018 to realize that structure.

Debt Facility

        In light of our liquidity issues, our credit facility and our relationship with our lenders is a primary focus for us.

        We have an asset based credit facility with Comerica Bank and Export Development Canada. The original credit facility matured on June 1, 2016, however, we have been operating under a fourth forbearance agreement which expired on April 1, 2017. We have not yet come to agreement on a fifth forbearance agreement. We had drawn $17.0 million on the facility as at February 28, 2017 (February 29, 2016 — $22.2 million), and $1.8 million against our letter of credit facility (February 29, 2016 — $1.9 million). The original credit facility which matured on June 1, 2016 is secured by a first priority charge on all of our assets and our principal direct and indirect subsidiaries. The terms of the credit facility include other customary terms, conditions, covenants, representations and warranties. Credit availability is subject to ongoing compliance with borrowing covenants and short term assets on hand.

        The fourth forbearance agreement which was signed on October 12, 2016 identified new minimum covenant levels reflecting our revised financial plans. The forbearance agreement included a requirement to hold a minimum of $1.0 million at Comerica Bank, reduces the facility commitment from $40.0 million to $30.0 million, includes additional compliance requirements and implements more frequent monitoring. As part of this forbearance agreement, we agreed to issue warrants to purchase 375,000 common shares to the lenders at an exercise price of $4.00 per share. These warrants will expire five years from the date of issuance. We are in ongoing negotiations with our lending partners to put in place a new long term debt facility.

Strategic Review Process

        Our Board of Directors reviews our corporate strategy on an ongoing basis. The Board continues to review all strategic and financial alternatives that may be available, including a potential sale of the Company, debt or equity financing, business combinations, joint ventures and strategic alliances, and ways to optimize our stand alone plan. CIBC World Markets Inc. has been engaged since January, 2014 to assist in the analysis of our strategic alternatives. They continue to be engaged in this capacity. HC Wainwright has been engaged to investigate financing options, and recently represented us in the registered direct offering in April, 2016 and the underwritten public offering in August, 2016, and the registered direct offering in March, 2017. These offerings are discussed further below. We have recently engaged Alvarez & Marsal Canada Securities to provide consulting service in connection with a review of our strategic alternatives and to assist us with our assessment and management of our short term liquidity requirements and obligations in connection with our credit agreements.

Share Consolidation

        The Board of Directors effected a share consolidation on February 2, 2016 ("the Consolidation") on the basis of twenty-five (25) pre-Consolidation shares for one (1) post-Consolidation share. The Consolidation of our common shares was intended to establish the basis for the shares to trade above US$1.00, as per the listing requirements of the Nasdaq. The Consolidation reduced the number of outstanding common shares from approximately 75,493,513 to approximately 3,019,717. Each fractional share remaining after the share

DragonWave Inc.
Management's Discussion and Analysis
For the three and twelve months ended February 28, 2017
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

consolidation was cancelled. The number of outstanding warrants, stock options and restricted share units were proportionately adjusted by the consolidation ratio and the exercise prices correspondingly increased by the same consolidation ratio. All shares and exercise prices are presented on a post-consolidation basis in our unaudited interim consolidated financial statements and in this MD&A.

Equity Offerings

        On March 17, 2017 we completed a Registered Direct Offering and a concurrent private placement to institutional investors in the United States. Under the terms of the offering, we issued and sold 1,198,666 Common Shares at $1.50 for aggregate gross proceeds of $1.79 million. The total net proceeds after deducting commission and expenses was $1.6 million. Concurrently in a private placement, we issued warrants to purchase 599,333 Common Shares at an exercise price of $1.50, which are not exercisable for six months and one day from issuance and which will expire five and a half years from the date of issuance.

        On August 8, 2016 we completed a public offering. Under the terms of the offering, we issued and sold 1,760,880 Class A units at $3.35 and 30,164 Class B units at $3.34, for aggregate gross proceeds of $6.0 million. Concurrent with the underwritten public offering in the United States, we issued an additional 63,000 Class A Units on a private placement basis to purchasers in Canada for additional gross proceeds of $0.2 million. The total net proceeds after deducting commission and expenses was $5.5 million. Each Class A unit consisted of one common share, one five-year warrant (the "Long-Term Warrant") to purchase one common share and two six-month warrants (the "Short-Term Warrant"). Each Class B unit consisted of a pre-funded warrant (the "Pre-Funded Warrant") to purchase one common share, one Long-Term Warrant and two Short-Term Warrants. The Long-Term Warrants have an exercise price of $4.37 per share, are exercisable immediately and will expire on August 8, 2021. The Short-Term Warrants have an exercise price of $4.00 per share, are exercisable immediately and will expire on February 8, 2017. The Pre-Funded Warrants are exercisable immediately with no expiration date, are deemed purchased for a price of $3.34 per underlying common share by virtue of purchasing a Class B Unit and have an exercise price of $0.01 per share.

        On April 11, 2016 we completed a registered direct offering. Under the offering, we issued 599,998 common shares and concurrently in a private placement issued warrants to purchase 299,999 common shares exercisable until April 11, 2021 at an exercise price of $8.50. The price per common share and one half of a warrant was $7.25 and resulted in total gross proceeds of $4.35 million. The net proceeds of the offering, after expenses, were $4.0 million. We expect that any exercise of the warrants will result in the cash proceeds from the exercise of such warrants being paid to us. Rodman & Renshaw, a unit of H.C. Wainwright & Co., LLC acted as the exclusive placement agent for the registered direct offering.

DragonWave Inc.
Management's Discussion and Analysis
For the three and twelve months ended February 28, 2017
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

Adjusted Cashflow from Operations/Adjusted EBITDA

        Please note: Adjusted Cashflow from Operations/Adjusted EBITDA is a non-GAAP measure. See "Use of Non-GAAP Performance Measures".

	FY17 Q4	FY17 Q3	FY17 Q2	FY17 Q1	FY16 Q4
Revenue	7,952	10,189	13,230	12,545	12,041
Cost of Sales	6,549	7,527	9,373	8,653	12,538

Gross Profit	1,403	2,662	3,857	3,892	(497)
	17.6%	26.1%	29.2%	31.0%	(4.1)%
Add:
Inventory Provisions	367	221	365	—	3,181

Gross profit before inventory provisions (Note 1)	1,770	2,883	4,222	3,892	2,684
	22.3%	28.3%	31.9%	31.0%	22.3%
Operating Expenses	6,718	7,022	6,921	7,261	7,594
Less:
Amortization	(444)	(420)	(458)	(469)	(467)
Stock-based compensation	(187)	(188)	(160)	(215)	(210)

	6,087	6,414	6,303	6,577	6,917

Adjusted Cashflow from Operations/Adjusted EBITDA	(4,317)	(3,531)	(2,081)	(2,685)	(4,233)

Note 1: Gross profit before inventory provisions is a non-GAAP financial measure. See "Use of Non-GAAP Performance Measures".

Comparison of the three and twelve months ended February 28, 2017 and February 29, 2016

Revenue

	Three Months Ended			Twelve Months Ended
	February 28 2017	February 29 2016	Variance	February 28 2017	February 29 2016	Variance
	$	$	$	$	$	$
Hardware and other	6,847	8,601	(1,754)	32,742	70,491	(37,749)
Services	1,105	3,440	(2,335)	11,174	15,804	(4,630)

	7,952	12,041	(4,089)	43,916	86,295	(42,379)

        Hardware and other sales include both the microwave backhaul equipment shipped and the related software upgrades. The Services category includes software maintenance contracts, extended warranty programs and site planning and installation services. Hardware and related software sales revenue declined, primarily as a result of decreases in sales through the Nokia Channel. The change in services revenue relates to the timing of installation services contracts with Tier 1 carriers in both India and the United States.

        While revenue was down in the fourth quarter, a number of changes were observed which indicated that our increasing focus on direct business with higher margin customers and geographies is beginning to succeed. A new customer in the Middle East added positively to our revenue as did hardware sales to a Tier 1 customer in

DragonWave Inc.
Management's Discussion and Analysis
For the three and twelve months ended February 28, 2017
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

the USA. While sales in North America were down on the year overall, the fourth quarter saw an increase in revenue as order activity from distributors increased. The significant impact of the decrease in sales through the Nokia channel following the acquisition of Alcatel-Lucent by Nokia is evident in the variance in both the fourth quarter of fiscal year 2017 and the twelve months ended February 28, 2017 compared to the same periods in the prior year.

	Three Months	Twelve Months
Services revenue for the period ended February 29, 2016	3,440	15,804
Tier 1 carrier in the United States	(837)	(2,522)
Tier 1 carrier and repair centre in India	(703)	(1,450)
Nokia	(611)	(1,605)
Warranty programs	(52)	999
Other	(132)	(52)

Total Change	(2,335)	(4,630)

Services revenue for the period ended February 28, 2017	1,105	11,174

        Services revenue from installations with Tier1 carriers in both the United States and India declined in fiscal year 2017 as the installations were completed. Warranty and maintenance programs previously sold to Nokia also declined in keeping with the decline in the business overall.

        We analyze our sales according to geographic region, and target our product development strategy and the location of our sales and marketing resources according to where we believe opportunity exists. The table below displays this information for the three and twelve months ended February 28, 2017 and February 29, 2016.

	Three Months Ended			Twelve Months Ended
	Feb 28, 2017	Feb 29, 2016	Variance	Feb 28, 2017	Feb 29, 2016	Variance
Nokia Channel Sales	986	5,615	(4,629)	11,130	37,622	(26,492)
India	205	1,245	(1,040)	4,391	13,993	(9,602)
North America	4,003	2,335	1,668	15,909	21,832	(5,923)
Europe, Middle East & Africa	1,337	1,357	(20)	4,825	6,753	(1,928)
Rest of World	1,421	1,489	(68)	7,661	6,095	1,566

Total	7,952	12,041	(4,089)	43,916	86,295	(42,379)

DragonWave Inc.
Management's Discussion and Analysis
For the three and twelve months ended February 28, 2017
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

Gross Profit

	Three Months Ended			Twelve Months Ended
	February 28 2017	February 29 2016	Variance	February 28 2017	February 29 2016	Variance
	$	$	$	$	$	$
Gross Profit before inventory provisions	1,770	2,684	(914)	12,767	18,387	(5,620)
(Note 1)	22.3%	22.3%	0.0%	29.1%	21.3%	7.8%
Inventory provisions	367	3,181	(2,814)	953	4,416	(3,463)
Gross Profit	1,403	(497)	1,900	11,814	13,971	(2,157)
	17.6%	(4.1)%	21.8%	26.9%	16.2%	10.7%

Note 1: Gross profit before inventory provisions is a non-GAAP financial measure. See "Use of Non-GAAP Performance Measures".

        Our gross profit percentage improved during the three and twelve months ended February 28, 2017 compared to the same periods in the prior fiscal year. While there was no change in the gross profit before inventory provisions in the three months ended February 28, 2017 compared to the same period in the prior fiscal year, there was a 7.8% increase in the gross profit before inventory provisions in the twelve months ended February 28, 2017 compared to fiscal year 2016. This improvement relates primarily to a shift in both product and customer mix. Specifically, a less significant portion of our sales are flowing through OEM channels, which traditionally have a lower margin. In addition a lower percentage of our sales are being derived from shipments to low margin geographic regions like India. In fiscal year 2016 we recognized an inventory provision associated primarily with products traditionally sold through the Nokia channel which we impaired in light of the significant drop in demand through that OEM partner.

Expenses

Research and Development ("R&D")

Three Months Ended			Twelve Months Ended
February 28 2017	February 29 2016	Variance	February 28 2017	February 29 2016	Variance
$	$	$	$	$	$
1,798	2,425	(627)	7,825	13,406	(5,581)

        R&D spending is lower as a result of decreased spending following restructuring activities that took place in fiscal year 2016. The reductions in staff took place primarily in the first half of that fiscal year. Not only has there been a significant reduction in the size of our R&D staff in both China and Canada but we have scaled back the number of programs we are working on. As a result, R&D contractor spending and materials spending for prototype development and software have both decreased as well.

DragonWave Inc.
Management's Discussion and Analysis
For the three and twelve months ended February 28, 2017
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

Changes to R&D Expense in USD Millions:

	Q4 FY2017 vs. Q4 FY2016	YTD FY2017 vs YTD FY2016
Key Drivers:
Compensation related spending — international staff levels down by approximately 50%	(0.2)	(3.2)
Professional fees, contractor services and government incentives in China	(0.1)	(0.3)
Material spending on prototypes and software and other costs	(0.3)	(2.1)

	(0.6)	(5.6)

Sales and Marketing ("S&M")

Three Months Ended			Twelve Months Ended
February 28 2017	February 29 2016	Variance	February 28 2017	February 29 2016	Variance
$	$	$	$	$	$
1,637	1,858	(221)	7,363	10,572	(3,209)

        The S&M organization, which includes marketing, product line management, customer service and sales was also impacted by staff reductions in fiscal year 2016. With the objective of reducing spending in the organization we reduced travel & living disbursements as well as professional and consulting fees.

Changes to S&M expense in USD Millions:

	Q4 FY2017 vs. Q4 FY2016	YTD FY2017 vs YTD FY2016
Key Drivers:
Compensation related spending; results primarily from global staff reductions in FY2016; overall the staff has been reduced by approximately 20 people	—	(1.8)
Professional fees and contractor spending	(0.1)	(0.7)
Lower spending on customer demos and travel & living	(0.1)	(0.7)

	(0.2)	(3.2)

DragonWave Inc.
Management's Discussion and Analysis
For the three and twelve months ended February 28, 2017
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

General and Administrative ("G&A")

	Three Months Ended			Twelve Months Ended
	February 28 2017	February 29 2016	Variance	February 28 2017	February 29 2016	Variance
	$	$	$	$	$	$
Breakdown by functional area:
Finance, human resources and executive office	1,352	1,358	(6)	5,057	5,960	(903)
Operations organization
Gross operations spending	1,990	2,138	(148)	8,164	9,635	(1,471)
Portion to be recovered through Cost of Sales	(293)	(494)	201	(1,576)	(3,432)	1,856
DragonWave HFCL spending	234	309	(75)	1,089	1,635	(546)

	3,283	3,311	(28)	12,734	13,798	(1,064)

        G&A expenses have decreased across all functional areas, however, as sales have declined the recovery of direct operations spending through Cost of Sales has also declined.

Changes to G&A Expenses in USD Millions:

	Q4 FY2017 vs. Q4 FY2016	YTD FY2017 vs YTD FY2016
Key Drivers:
Compensation related spending	—	(1.2)
Professional fees and insurance costs	(0.1)	(1.0)
Travel & Living	—	(0.2)
DragonWave HFCL spending	(0.1)	(0.2)
Warehousing costs and consumable materials	(0.1)	(0.4)
Operations spending not recovered through Cost of Sales (due to decreased volumes)	0.3	1.9

	—	(1.1)

Goodwill Impairment

Three Months Ended			Twelve Months Ended
February 28 2017	February 29 2016	Variance	February 28 2017	February 29 2016	Variance
$	$	$	$	$	$
—	—	—	—	(11,927)	11,927

DragonWave Inc.
Management's Discussion and Analysis
For the three and twelve months ended February 28, 2017
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

        We recorded a non-cash impairment charge of $11.9 million in the second quarter of fiscal year 2016 after performing our annual goodwill impairment test which indicated the carrying value of the goodwill was fully impaired.

Restructuring Costs

Three Months Ended			Twelve Months Ended
February 28 2017	February 29 2016	Variance	February 28 2017	February 29 2016	Variance
$	$	$	$	$	$
—	130	(130)	—	1,549	(1,549)

        In September 2015 we implemented a restructuring plan which included a 23% reduction of the workforce across a variety of functional areas of the business. The restructuring plan impacted staff primarily in China and Canada and, to a lesser extent, other countries globally. Restructuring charges took the form of severance paid to employees. There are no outstanding liabilities related to these restructuring charges.

Amortization of Deferred Financing Cost

Three Months Ended			Twelve Months Ended
February 28 2017	February 29 2016	Variance	February 28 2017	February 29 2016	Variance
$	$	$	$	$	$
442	—	442	442	—	442

        On October 12, 2016 we signed a fourth forbearance agreement with our lenders which included the issuance of warrants. These warrants provide the lender the right to purchase within five years 375,000 common shares of DragonWave Inc. at a purchase price of $4.00 per common share. The expense associated with the warrant issuance was calculated using a Black-Scholes warrant pricing model and recognized ratably over the term of the forbearance agreement which expired on April 1, 2017. The $0.4 million in deferred financing cost relates to the portion of the expense associated with the time period between October 12, 2016 and February 28, 2017.

Amortization of Intangible Assets

Three Months Ended			Twelve Months Ended
February 28 2017	February 29 2016	Variance	February 28 2017	February 29 2016	Variance
$	$	$	$	$	$
87	96	(9)	369	577	(208)

        The amortization of software has decreased as the net book value of infrastructure systems software and computer software has declined.

DragonWave Inc.
Management's Discussion and Analysis
For the three and twelve months ended February 28, 2017
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

Accretion Expense

Three Months Ended			Twelve Months Ended
February 28 2017	February 29 2016	Variance	February 28 2017	February 29 2016	Variance
$	$	$	$	$	$
1	37	(36)	102	205	(103)

        During the three and twelve months ended February 28, 2017 we incurred accretion expenses associated with a termination liability in connection with the termination of a services agreement with Nokia discussed above under "Recent Developments — Nokia Sales Channel Update". The accretion expense in the three and twelve months ended February 29, 2016 includes both the accretion expense associated with the termination liability and the accretion expense associated with a capital lease.

Interest Expense

Three Months Ended			Twelve Months Ended
February 28 2017	February 29 2016	Variance	February 28 2017	February 29 2016	Variance
$	$	$	$	$	$
382	424	(42)	1,464	2,014	(550)

        Interest expense relates primarily to interest on our debt facility, this expense decreased in the three and twelve month period ending February 28, 2017 compared with the same periods in the prior year because the weighted average debt outstanding decreased between fiscal year 2017 and fiscal year 2016.

        During the three and twelve months ended February 28, 2017 the weighted average debt outstanding was $17.0 million and $17.9 million (three and twelve months ended February 29, 2016 — $23.7 million and $29.8 million). Interest rates vary with market rate fluctuations, with loans bearing interest in the range of 3% to 4% above the applicable base rates.

Warrant Issuance Expenses

Three Months Ended			Twelve Months Ended
February 28 2017	February 29 2016	Variance	February 28 2017	February 29 2016	Variance
$	$	$	$	$	$
—	—	—	561	—	561

        In April 2016 and August 2016 we completed equity offerings which included the issuance of warrants. Of the total equity issuance costs, a portion was attributed to the warrants specifically and expensed to our consolidated statement of operations for the twelve months ended February 28, 2017.

DragonWave Inc.
Management's Discussion and Analysis
For the three and twelve months ended February 28, 2017
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

Fair Value Adjustment — Warrant Liability

(Gain)

Three Months Ended			Twelve Months Ended
February 28 2017	February 29 2016	Variance	February 28 2017	February 29 2016	Variance
$	$	$	$	$	$
(2,470)	69	(2,539)	(4,242)	(1,119)	(3,123)

        The warrant liability is required to be presented at its estimated fair value as at each balance sheet date. Increases or decreases in fair value of the warrants are included as a component of other income in our consolidated statement of operations. The income for the three and twelve months ended February 28, 2017 related to the warrants which were issued pursuant to the offerings in August 2016, April 2016, August 2014 and September 2013.

Foreign Exchange (Gain) Loss

Three Months Ended			Twelve Months Ended
February 28 2017	February 29 2016	Variance	February 28 2017	February 29 2016	Variance
$	$	$	$	$	$
31	307	(276)	110	331	(221)

        The foreign exchange losses result from the translation of foreign denominated monetary accounts and the strength of the USD relative to foreign currencies. During the three and twelve months ended February 28, 2017 the most significant impact on the foreign exchange loss came from the translation of the foreign denominated liabilities to the USD.

Income Taxes Expense

Three Months Ended			Twelve Months Ended
February 28 2017	February 29 2016	Variance	February 28 2017	February 29 2016	Variance
$	$	$	$	$	$
137	129	8	783	2,275	(1,492)

        The tax expense in both the three and twelve months ended February 28, 2017 reflects the anticipated payment of cash taxes in India and in entities which perform services for DragonWave internationally including in China. As well, in the fourth quarter of fiscal year 2017 we paid $0.2 million in withholding taxes on a dividend paid by DragonWave HFCL.

        In the prior fiscal year the tax expense is comprised of two elements. An expense of $0.1 million and $0.7 million was recognized for the anticipated payment of cash taxes in the three and twelve months ended February 29, 2016 respectively. The second element relates to the creation of a valuation allowance. As of February 29, 2015 our deferred tax assets related to net operating loss carry-forwards in the United States. During the twelve months ended February 29, 2016 we recorded an increase in the valuation allowance of

DragonWave Inc.
Management's Discussion and Analysis
For the three and twelve months ended February 28, 2017
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

$1.5 million as management believed it was more likely than not that the related deferred tax assets would not be realized. There are no deferred tax assets recorded as at either February 28, 2017 or February 29, 2016.

Use of Non-GAAP Performance Measures

"Gross profit before inventory provisions"

        In this MD&A we break out "Gross profit before inventory provisions" as this measure allows management to evaluate our operational performance and compare to prior periods more effectively. "Gross profit before inventory provisions" does not have any standardized meaning prescribed by GAAP, it is therefore unlikely to be comparable to similar measures presented by other issuers and is not designed to replace other measures of financial performance or the statement of operations as an indicator of performance. This measure should not be considered in isolation or as a substitute for other measures of performance calculated according to GAAP. We believe that it is useful to compare gross profit results without the impact of inventory provisions, since our inventory provisions generally relate to discontinuance of products. We believe this non-GAAP measure also provides investors with a better ability to understand our operational performance. We calculate "Gross profit before inventory provisions" consistently over each fiscal period.

        The most directly comparable GAAP measure presented in our consolidated interim financial statements for the three and twelve months ended February 28, 2017 to "Gross profit before inventory provisions" is "Gross profit".

"Adjusted Cashflow from Operations/Adjusted EBITDA"

        In this MD&A we also break out "Adjusted Cashflow from Operations" also called "Adjusted EBITDA". This measure corresponds to earnings before interest, taxes, depreciation and amortization less elements that are non-cash in nature. Because it omits non-cash items, we feel that Adjusted Cashflow from Operations/Adjusted EBITDA better represents the cash impact of the results of operations in the period. Adjusted Cashflow from Operations/Adjusted EBITDA does not have any standardized meaning prescribed by GAAP, and is not designed to replace other measures of financial performance or the statement of operations as an indicator of performance. This measure should not be considered in isolation or as a substitute for other measures of performance calculated according to GAAP. Consistent improvement in Adjusted Cashflow from Operations/Adjusted EBITDA is one of management's primary objectives. Reducing cash usage from drivers other than working capital and capital investments is an important objective for us and we believe this financial measure is therefore useful to investors in evaluating our operating performance.

        The most directly comparable GAAP measure presented in our consolidated interim financial statements for the three and twelve months ended February 28, 2017 to "Adjusted Cashflow from Operations/Adjustment EBITDA" is "Net Loss". A reconciliation of "Adjusted Cashflow from Operations/Adjusted EBITDA" to "Net Loss" is set out below.

DragonWave Inc.
Management's Discussion and Analysis
For the three and twelve months ended February 28, 2017
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

        Reconciliation of Adjusted Cashflow from Operations/Adjusted EBITDA to Net Loss:

	FY17 Q4	FY17 Q3	FY17 Q2	FY17 Q1	FY16 Q4
Adjusted Cashflow from Operations/Adjusted EBITDA	(4,317)	(3,531)	(2,081)	(2,685)	(4,233)
Include the following items:
Stock-based compensation	(187)	(188)	(160)	(215)	(210)
Inventory provisions	(367)	(221)	(365)	—	(3,181)
Amortization of Property, Plant and Equipment	(444)	(420)	(458)	(469)	(467)
Amortization of deferred financing cost	(442)
Amortization of intangible assets	(87)	(98)	(94)	(90)	(96)
Accretion expense	(1)	(33)	(33)	(35)	(37)
Restructuring expense	—	—	—	—	(130)
Interest expense	(382)	(346)	(354)	(382)	(424)
Warrant issuance expenses	—	—	(469)	(92)	—
Fair value adjustment — warrant liability	2,470	346	1,182	244	(69)
Foreign exchange (loss)/gain	(31)	141	(68)	(152)	(307)
Income tax expense	(137)	(264)	(220)	(162)	(129)

Net Loss	(3,925)	(4,614)	(3,120)	(4,038)	(9,283)

Note 1: The loss for the period and net loss per share in Q2 FY17 and Q3 FY17 have been restated due to a change in the valuation of the August 2016 warrant liability at issuance date. An additional gain of $0.6 million was recognized in Q2 FY17 and a $0.5 million loss was recognized in Q3 FY17.

"Days Sales Outstanding excluding Tier 1 carrier in India"

        In this MD&A we break out "Days Sales Outstanding excluding Tier 1 carrier in India" as this measure allows management to evaluate our Days Sales Outstanding (DSO) performance and compare to prior periods absent the effect of the extended payment terms granted to this customer. "Days Sales Outstanding excluding Tier 1 carrier in India" does not have any standardized meaning prescribed by GAAP, it is therefore not comparable to similar measures presented by other issuers and is not designed to replace other measures of financial performance or the statement of operations as an indicator of performance. This measure should not be considered in isolation or as a substitute for other measures of performance calculated according to GAAP. We believe that it is useful to compare DSO results without the impact of extended payment terms granted to one customer, since these terms are not standard for us and are unlikely to be afforded to other customers. We believe this non-GAAP measure also provides investors with a better ability to understand our operational performance. The most directly comparable GAAP measure presented in our consolidated interim financial statements for the three and twelve months ended February 28, 2017 to "Days Sales Outstanding excluding Tier 1 carrier in India" is "Days Sales Outstanding".

DragonWave Inc.
Management's Discussion and Analysis
For the three and twelve months ended February 28, 2017
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

Liquidity and Capital Resources

        The following table sets out some of the key balance sheet metrics:

	As at February 28, 2017	As at February 29, 2016
Key Balance Sheet Amounts and Ratios:
Cash and Cash Equivalents	4,073	4,277
Working Capital	(3,768)	403
Long Term Assets	2,853	4,325
Long Term Liabilities	1,518	501
Working Capital Ratio	0.9 : 1	1 : 1
Days Sales Outstanding in accounts receivable (Note 1)	111 days	114 days
Inventory Turnover	1.1 times	1.6 times

Note 1: Days Sales Outstanding in accounts receivable excluding a Tier 1 carrier in India at February 28, 2017 were 97 days (68 days at February 29, 2016). This is a non-GAAP measure. See "Use of Non-GAAP performance measures".

Cash and Cash Equivalents

        As at February 28, 2017, we had $4.1 million in Cash and Cash Equivalents ("Cash"), representing a $0.3 million decrease from the Cash balance at February 29, 2016.

DragonWave Inc.
Management's Discussion and Analysis
For the three and twelve months ended February 28, 2017
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

        The following table explains the change in Cash during the three and twelve months ended February 28, 2017.

	Three Months	Twelve Months
	February 28, 2017	February 28, 2017
Operating activities
Net loss	(3,925)	(15,697)
Items not affecting cash	(1,604)	(820)

Net loss excluding items not affecting cash	(5,529)	(16,517)

Working Capital Changes
Trade receivables	1,566	7,110
Inventory	671	1,287
Other current assets	226	986
Accounts payable and accrued liabilities	2,116	1,429
Deferred revenue and other long term liabilities	(29)	(1,468)

Changes in non-cash working capital items	4,550	9,344

Investing activities
Acquisition of property and equipment	(88)	(606)
Acquisition of intangible assets	(16)	(82)

	(104)	(688)

Financing activities — excluding debt repayment
Repayments on capital lease obligation	(11)	(55)
Dividend paid to non-controlling interest in DW-HFCL	(1,105)	(1,105)
Issuance of common shares and warrants net	1,752	14,053

	636	12,893

Effect of foreign exchange on cash and cash equivalents	34	(114)

Cash (used)/generated before debt repayment	(413)	4,918

Debt repayment	—	(5,122)
Cash and cash equivalents at beginning of period	4,486	4,277

Cash and cash equivalents at end of period	4,073	4,073

        Key points associated with the Cash decrease include:

  •
  We utilized cash from operations during both the three and twelve month periods because we continue to operate in a net loss position;

  •
  Net working capital changes provided cash for the business in the three and twelve months ended February 28, 2017;

  •
  Investments in the acquisition of property and equipment as well as in software continue to be small;

DragonWave Inc.
Management's Discussion and Analysis
For the three and twelve months ended February 28, 2017
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

  •
  We increased our cash resources through the exercise of warrants in the three months ended February 28, 2017 and through the issuance of common shares and warrants in the twelve months ended February 28, 2017; and,

  •
  We made debt repayments in fiscal year 2017 which depleted our cash resources.

  •
  DragonWave HFCL issued a dividend. Our cash balance decreased by the value of payment to HFCL and the associated taxes ($1.1 million).

  Working Capital

Changes in working capital	November 30, 2016 to February 28, 2017	February 29, 2016 to February 28, 2017
Beginning working capital balance	466	403
Cash and cash equivalents	(413)	(204)
Trade receivables	(1,566)	(7,110)
Inventory	(671)	(1,287)
Other current assets	(226)	(986)
Debt facility	—	5,122
Accounts payable and accrued liabilities	(2,004)	(1,374)
Deferred revenue	78	1,405
Deferred tax liability	133	146
Warrant liability	435	117

Net change in working capital	(4,234)	(4,171)

Ending working capital balance	(3,768)	(3,768)

  Trade Receivables

        Our trade receivables balance decreased by $7.1 million between February 29, 2016 and February 28, 2017 due to our continued collection efforts in the three and twelve months ended February 28, 2017 and lower sales. Our days sales outstanding performance improved from 114 days at February 29, 2016 to 111 days at February 28, 2017. Our allowance for doubtful accounts continues to represent a small percentage of our total trade receivables outstanding (February 28, 2017 — 1.8%; February 29, 2016 — 1.2%).

        As at February 28, 2017, three customers exceeded 10% of the total receivable balance. These customers represented 21%, 17% and 15% of the trade receivables balance (February 29, 2016 — two customers represented 52% and 16% of the trade receivables balance).

        Included in G&A expenses is a bad debt expense of $0.1 million for both the three and twelve month periods ended February 28, 2017 (three and twelve months ended February 29, 2016 — recovery of $0.2 million and expense of $0.2 million).

DragonWave Inc.
Management's Discussion and Analysis
For the three and twelve months ended February 28, 2017
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

  Inventory

        The inventory balance decreased by $1.3 million relative to the closing balance at February 29, 2016. By product category the increases in inventory are as follows in USD millions:

Closing inventory February 29, 2016	22.7
Increase in Harmony Enhanced	2.9
Decrease in Horizon Compact Plus	(1.8)
Decrease in Hub800	(0.9)
Decrease in Quantum	(0.8)
Decrease in inventory held for customer support & warranty	(0.7)

Net Change in Inventory	(1.3)

Ending inventory at February 28, 2017	21.4

        We use an outsourced manufacturing model in which most of the component acquisition and assembly of our products is executed by third parties. Our contract manufacturers currently have inventory intended for use in the production of our products, and we have purchase orders or demand forecasts in place for raw materials and manufactured products with these contract manufacturers. The gross value of the inventory held by the Company's primary contract manufacturer as at February 28, 2017 was $15.4 million (2016 — $18.7 million) and the Company had provisions on the balance sheet totaling $2.5 million (2016 — $1.9 million) related to inventory held by contract manufacturers that it does not expect to be fully used.

  Accounts Payable and Accrued Liabilities

        The accounts payable and accrued liabilities balance decreased by $1.4 million between February 29, 2016 and February 28, 2017 primarily due to continued spending constraints. We continue to extend the payment terms with our vendors as we manage the business with limited cash resources.

Debt Facility

        We established an asset based credit facility with Comerica Bank and Export Development Canada which was extended on January 6, 2014 and matured on June 1, 2016. On October 12, 2016 we signed a forbearance agreement (our fourth) related to this credit facility, which expired on April 1, 2017. We have not yet agreed upon the terms of a fifth forbearance agreement. Under the fourth forbearance agreement we have been required to maintain a minimum of $1.0 million at Comerica Bank. In addition, this forbearance agreement reduced the facility commitment from $40.0 million to $30.0 million, included other compliance requirements and implemented more frequent monitoring. As well, warrants to purchase 375,000 common shares have been granted but not issued to the lenders at an exercise price of $4.00 per share. These warrants expire five years from the date of issuance. Using a Black-Scholes warrant pricing model we calculated a deferred financing cost of $0.5 million associated with these warrants. We are recognizing this expense ratably over the term of the forbearance agreement. As a result, $0.4 million of deferred financing cost was recognized as an expense in the three and twelve months ended February 2, 2017. We are working closely with our lenders to establish a new long term debt facility.

DragonWave Inc.
Management's Discussion and Analysis
For the three and twelve months ended February 28, 2017
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

        Over the past twelve month period, we have reduced the balance of the debt facility by $5.2 million from $22.2 million at February 29, 2016 to $17.0 million at February 28, 2017. (February 29, 2016 — $22.2 million) We also had $1.8 million outstanding against our letter of credit facility at February 28, 2017 (February 29, 2016 — $1.9 million).

        The credit facility is secured by a first priority charge on all of the assets of DragonWave Inc. and its principal direct and indirect subsidiaries. The terms of the credit facility include other customary terms, conditions, covenants, and representations and warranties. Borrowing options under the credit facility include US dollar, Canadian dollar, and Euro loans. Interest rates vary with market rate fluctuations, with loans bearing interest in the range of 3% to 4% above the applicable base rates. During the three and twelve months ended February 28, 2017 the weighted average debt outstanding was $17.0 million and $17.9 million (three and twelve months ended February 29, 2016 — $23.7 million and $29.8 million) and we recognized $0.3 million and $1.3 million in interest expense related to the debt facility (three and twelve months ended February 29, 2016 — $0.4 million and $2.0 million).

        We made no further payments on the debt facility between February 28, 2017 and the date of this MD&A.

Equity Offerings and Use of Proceeds

March 2017 Equity Offering

        On March 17, 2017, we issued 1,198,666 common shares in a Registered Direct Offering, and concurrently in a private placement, issued warrants to purchase 599,333 common shares exercisable in the future at an exercise price of $1.50. The price per common share and one half of a warrant was $1.50 and resulted in total gross proceeds of $1.8 million. The warrants are not exercisable for six months and one day from issuance and will expire five years from the date of issuance.

August 2016 Equity Offering

        On August 8, 2016 we completed a public offering. Under the terms of the offering, we issued and sold 1,760,880 Class A units at $3.35 and 30,164 Class B units at $3.34, for aggregate gross proceeds of $6.0 million. Concurrent with the underwritten public offering in the United States, we issued an additional 63,000 Class A Units on a private placement basis to purchasers in Canada for additional gross proceeds of $0.2 million. The total net proceeds after deducting commission and expenses was $5.5 million. Each Class A unit consisted of one common share, one five-year warrant (the "Long-Term Warrant") to purchase one common share and two six-month warrants (the "Short-Term Warrant"). Each Class B unit consisted of a pre-funded warrant (the "Pre-Funded Warrant") to purchase one common share, one Long-Term Warrant and two Short-Term Warrants. The Long-Term Warrants have an exercise price of $4.37 per share, are exercisable immediately and will expire on August 8, 2021. The Short-Term Warrants have an exercise price of $4.00 per share, are exercisable immediately and will expire on February 8, 2017. The Pre-Funded Warrants are exercisable immediately with no expiration date, are deemed purchased for a price of $3.34 per underlying common share by virtue of purchasing a Class B Unit and have an exercise price of $0.01 per share. Upon issuance, we recognized a liability in the amount of $4.7 million for the warrants.

Intended Use of Proceeds	Estimated Amount	Actual Use of Proceeds	Actual Amount	Variances
General corporate purposes	USD$5.5 million	General corporate purposes	USD$5.5 million	No variances

DragonWave Inc.
Management's Discussion and Analysis
For the three and twelve months ended February 28, 2017
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

April 2016 Equity Offering

        On April 11, 2016, we issued 599,998 common shares in a registered direct offering, and concurrently in a private placement, issued warrants to purchase 299,999 common shares (the "2016 Warrants") exercisable at an exercise price of $8.50 until April 11, 2021 (the "April 2016 Equity Offering"). The price per common share and one half of a warrant was $7.25 and resulted in total gross proceeds of $4.4 million (net proceeds of $4.0 million). The proceeds from the April 2016 Equity Offering are expected to be used for general corporate purposes, which may include working capital, general and administrative expenses, capital expenditures and implementation of our strategic priorities.

        Upon issuance, we recognized a liability in the amount of $1.1 million for the April 2016 Warrants.

Intended Use of Proceeds	Estimated Amount	Actual Use of Proceeds	Actual Amount	Variances
General corporate purposes	USD$4.0 million	General corporate purposes	USD$4.0 million	No variances to date

2013 Equity Offering

        On September 23, 2013, pursuant to the public offering of units (the "2013 Equity Offering"), we issued 11,910,000 common shares and 8,932,500 warrants for proceeds, before deducting fees and expenses, of approximately $25.0 million. After deducting fees and expenses, we realized net proceeds of $22.4 million. The units were offered at a price of $2.10 per unit. Each unit consisted of one common share and three quarters of one warrant (each whole warrant a "2013 Warrant"). Each whole 2013 Warrant originally entitled the holder to purchase one common share at an exercise price of $2.70 per share until September 23, 2018, subject to certain adjustments. Subsequent to the Consolidation, 25 whole 2013 Warrants entitled the holder to purchase one common share at an exercise price of $32.50 per share. In connection with the August 2016 public offering, and pursuant to the terms of the 2013 Warrants, the exercise price of the 2013 Warrants was changed, such that 25 whole 2013 Warrants entitle the holder to purchase one common share at a price of $2.80 per share.

        As at September 23, 2013 we recognized a liability in the amount of $6.4 million for the 2013 Warrants.

Commitments as at February 28, 2017

        Future minimum operating lease payments as at February 28, 2017 per fiscal year relate to leases of office and warehouse space.

        They are as follows:

		Payment due by period (Figures are in thousands of USD)
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Total Operating Lease Obligations	$4,459	$1,074	$1,820	$1,565	—

        We are subject to claims and legal actions in the normal course of our business activities. We recognize a provision for estimated loss contingencies when it is probable that a liability has been incurred and the amount of the loss can be reasonably estimated. In management's opinion, adequate provisions have been made for all current and future claims.

DragonWave Inc.
Management's Discussion and Analysis
For the three and twelve months ended February 28, 2017
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

        In the normal course of business, we are subject to patent infringement complaints. We defend ourselves vigorously in these matters and do not believe any known complaint is material.

Outstanding Share Data

        Our common shares are listed on the Toronto Stock Exchange under the symbol DRWI and on the NASDAQ under the symbol DRWI.

        The following table shows common share activity in the three and twelve months ended February 28, 2017.

	Three months ended February 28, 2017	Twelve months ended February 28, 2017
Balance at the beginning of the period	6,104,008	3,020,069

Share issuance	—	2,423,878
Exercise of pre-funded warrants	—	30,164
Exercise of warrants	1,200,664	1,811,578
Exercise of options	—	18,220
Share issuance — ESPP	547	1,310

Balance at February 28, 2017	7,305,219	7,305,219

        The following is a summary of stock option activity:

	February 28, 2017		February 28, 2016
	Options	Weighted Average Exercise Price (CAD)	Options	Weighted Average Exercise Price (CAD)
Opening balance	276,728	$32.82	159,421	$76.34
Granted	324,895	$4.36	172,974	$8.64
Exercised	(18,220)	$3.05	—	—
Forfeited	(54,079)	$61.43	(55,667)	$82.34

Closing balance	529,324	$13.45	276,728	$32.82

        As at February 28, 2017 the following securities were issued and outstanding: 7,305,219 common shares, options to purchase 529,324 common shares granted under our Share Based Compensation Plan and 3,299,355 warrants exercisable for 2,559,855 common shares. The number of common shares issuable upon the exercise of the warrants is subject to adjustment in accordance with terms of the warrants.

        As of May 26, 2017 the following securities were issued and outstanding: 8,504,346 common shares, options to purchase 478,993 common shares granted under our Share Based Compensation Plan, and 3,898,688 warrants exercisable for 3,159,188 common shares. The number of common shares issuable upon the exercise of the warrants is subject to adjustment in accordance with terms of the warrants.

Restricted Shares & Employee Share Purchase Plan

        We launched an Employee Share Purchase Plan ("ESPP") on October 20, 2008. The plan includes provisions to allow employees to purchase common shares. We will match the employees' contribution at a rate

DragonWave Inc.
Management's Discussion and Analysis
For the three and twelve months ended February 28, 2017
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

of 25%. During the three and twelve months ended February 28, 2017 a total of 438 and 1,051 common shares were purchased by employees at fair market value, while we issued 109 and 259 common shares as its matching contribution. The shares we contributed will vest twelve (12) months after issuance.

        We record an expense equal to the fair value of shares granted pursuant to the ESPP over the period the shares vest. The total fair value of the shares earned during the three and twelve months ended February 28, 2017 was nominal and $8 thousand (three and twelve months ended February 29, 2016 — $4 thousand and $13 thousand). The fair value of the unearned ESPP shares as at February 28, 2017 was $1 thousand (February 29, 2016 —  $8 thousand). The number of shares held for release, and still restricted under the ESPP at February 28, 2017 was 259 (February 29, 2016 — 978).

Restricted Share Units (RSUs)

        Pursuant to the terms of our Share Based Compensation Plan, we entered into restricted share unit agreements with certain of our independent directors. These units which were issued during July 2014 were subject to each director's continued engagement on the Board for a period of one year from the date of issuance. All of the originally issued RSU"s vested during the third quarter of fiscal year 2016 with the exception of 800 RSU's which were cancelled on April 14, 2015.

Off-Balance Sheet Arrangements

(Actual Dollars)

City	Country	Lessor	Lease Expiry	Cost per Month
Dubai	UAE	TECOM Investments FZ-LLC	November, 2017	$3,450
Luxembourg City	Luxembourg	ME Business Solutions S.à r.l.	Month to Month	$1,600
Ottawa (Warehouse & Operations at Terry Fox Drive + Office Space at 411 Legget Drive)	Canada	Kanata Research Park	November, 2016	$74,400
Shanghai	China	Shanghai Lingang Economic	September, 2017	$19,300
Gurgaon	India	Narinder Singh & Songs (P) LTD	March, 2018	$4,300

        The leases listed above are arranged at market pricing levels in all jurisdictions and the lease periods listed above represent a commitment for the time period indicated. We cancelled the lease in Luxembourg City effective June, 2017.

        We use an outsourced manufacturing model in which most of the component acquisition and assembly of our products is executed by third parties. Generally, we provide the supplier with a purchase order 90 days in advance of expected delivery. We are responsible for the financial impact of any changes to the product requirements within this period. In some cases when a product has been purchased by a contract manufacturer but not pulled on for a build after a certain amount of time, we provide a deposit against that inventory, but do not take ownership of it.

        Our contract manufacturers currently have inventory intended for use in the production of our products, and we have purchase orders in place for raw materials and manufactured products with these contract manufacturers as well. All of this material is considered to be part of the normal production process and we take provisions against any portion of that inventory that we do not expect to be fully used based on current forecasts and projections. As mentioned previously, we would generally be responsible for the cost of the material

DragonWave Inc.
Management's Discussion and Analysis
For the three and twelve months ended February 28, 2017
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

approved to be purchased on our behalf by our contract manufacturers should those forecasts or projections change.

        As at February 28, 2017, we have provisions totaling $2.7 million on inventory held by contract manufacturers that we do not expect to be fully used.

Financial Instruments

        Financial instruments are classified into one of the following categories: assets held at fair value, loans and receivables, other financial liabilities, or liabilities held at fair value.

Categories for financial assets and liabilities

        The following table summarizes the carrying values of our financial instruments:

	February 28, 2017	February 29, 2016
Assets held at fair value (A)	4,073	4,277
Loans and receivables (B)	12,071	19,110
Other financial liabilities (C)	41,201	44,434
Liabilities held at fair value (D)	1,090	120

(A)
Includes cash and cash equivalents

(B)
Includes trade receivables and other miscellaneous receivables

(C)
Includes accounts payable, accrued liabilities, payroll related accruals, debt facility and termination fee

(D)
Includes warrant liability

        We classify our fair value measurements using a fair value hierarchy that reflects the significance of inputs used in making the measurements. The accounting standard establishes a fair value hierarchy based on the level of independent, objective evidence surrounding the inputs used to measure fair value. A financial instrument's categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. The inputs fall into three levels that may be used to measure fair value.

        Level 1 — Unadjusted quoted prices at the measurement date for identical assets or liabilities in active markets.

        Level 2 — Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

        Level 3 — Significant unobservable inputs which are supported by little or no market activity.

        Cash and cash equivalents are measured using Level 1 inputs.

        The warrant liability is classified as Level 3 as it is measured at fair value using significant unobservable inputs. Significant assumptions used at February 28, 2017 for the warrants include a dividend yield of 0%, volatility of 75%, and a risk free spot rate term structure.

DragonWave Inc.
Management's Discussion and Analysis
For the three and twelve months ended February 28, 2017
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

        We held the following Level 3 financial instruments carried at fair value on the consolidated balance sheet:

	February 28, 2017	February 29, 2016
	Level 3	Level 3
Financial Liabilities
Warrant liability	1,090	3

        A reconciliation of the Level 3 warrant liability measured at fair value for the three and twelve months ended February 28, 2017 follows:

	Level 3
	Warrants	$
Balance at February 29, 2016	2,088,750	3
Issuance of warrants	5,862,131	5,809
Exercise of warrants	(3,107,572)	(527)
Expiry of warrants and change in fair value of warrant liability	(1,950,516)	(4,195)

Balance at February 28, 2017	2,892,793	1,090

Interest rate risk

        Cash, cash equivalents and our debt facility, which has interest rates with market rate fluctuations, expose us to interest rate risk on these financial instruments. Net interest expense, excluding deferred financing costs, recognized during the three and twelve months ended February 28, 2017 was $0.4 million and $1.4 million on our cash, cash equivalents and debt facility (three and twelve months ended February 29, 2016 — expense of $0.4 million and $2.0 million).

Credit risk

        In addition to trade receivables and other receivables, we are exposed to credit risk on our cash and cash equivalents in the event that our counterparties do not meet their obligations. We do not use credit derivatives or similar instruments to mitigate this risk and, as such, the maximum exposure is the full carrying value or fair value of the financial instrument. We minimize credit risk on cash and cash equivalents by transacting with only reputable financial institutions and customers.

Foreign exchange risk

        Foreign exchange risk arises because of fluctuations in exchange rates. To mitigate exchange risk, we may utilize forward contracts to secure exchange rates with the objective of offsetting fluctuations in our operating expenses incurred in foreign currencies with gains or losses on the forward contracts. As at February 28, 2017 and February 29, 2016, we had no forward contracts in place. All foreign currency gains and losses related to forward contracts are included in foreign exchange gain (loss) in the consolidated statement of operations.

        As of February 28, 2017, if the U.S. dollar had appreciated 1% against all foreign currencies, with all other variables held constant, the impact of this foreign currency change on our foreign denominated financial instruments would have resulted in a $43 thousand decrease in after-tax net loss for the three and twelve months

DragonWave Inc.
Management's Discussion and Analysis
For the three and twelve months ended February 28, 2017
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

ended February 28, 2017 (three and twelve months ended February 29, 2016 — increase of $27 thousand) with an equal and opposite effect if the U.S. dollar had depreciated 1% against all foreign currencies at February 28, 2017.

Economic Dependence

	Three Months Ended		Twelve Months Ended
	Feb. 28, 2017	Feb. 28, 2016	Feb. 28, 2017	Feb. 28, 2016
Nokia	12%	47%	25%	44%
Tier 1 Customer in USA	20%	11%	14%	11%
Tier 1 Customer in India	Less than 10%	Less than 10%	Less than 10%	15%
Carrier in Mexico	16%	Less than 10%	13%	Less than 10%

Controls and Procedures

        At the end of the period covered by this MD&A (such period being the three and twelve months ended February 28, 2017), an evaluation was carried out under the supervision of, and with the participation of, our management, including our Chief Executive Officer, or CEO, and Chief Financial Officer, or CFO, which are our principal executive officer and principal financial officer, respectively, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) of the Securities Exchange Act of 1934, as amended (the "Exchange Act")). Based upon that evaluation, our CEO and CFO have concluded that our disclosure controls and procedures were effective as at February 28, 2017 to give reasonable assurance that the information we are required to disclose in reports that we file or submit under the Exchange Act and/or applicable Canadian securities legislation is (i) recorded, processed, summarized and reported, within the time periods specified in the U.S. Securities and Exchange Commission's as well as in accordance with applicable Canadian securities legislation rules and forms, and (ii) accumulated and communicated to management, including our principal executive and principal financial officers, or persons performing similar functions, as appropriate, to allow timely decisions regarding required disclosure.

        Our management is also responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f) and 15d-15(f) as well as National Instrument 52-109 of the Canadian Securities Administrators. These controls are designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes. Under the supervision and with the participation of our management, including our principal executive officer, our CEO, and principal financial officer, our CFO, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on our evaluation under the framework in Internal Control — Integrated Framework, our management concluded that our internal control over financial reporting was effective and that there are no material weaknesses in our disclosure controls and procedures as of February 28, 2017.

Changes in Internal Control over Financial Reporting

        During the period covered by this report, no changes occurred in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

DragonWave Inc.
Management's Discussion and Analysis
For the three and twelve months ended February 28, 2017
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

Critical Accounting Policies and Estimates

Inventory

        Inventory is valued at the lower of cost and net realizable value ("NRV"). The cost of inventory is calculated on a standard cost basis, which approximates average actual cost. NRV is determined as the market value for finished goods, replacement cost for raw materials, and finished goods market value less cost to complete for work in progress inventory.

        We regularly review inventory quantities on hand and record a provision for excess and obsolete inventory based on factors including our estimated forecast of product demand, the stage of the product life cycle and production requirements for the units in question.

        We carry inventory for the purposes of supporting our product warranty. Our standard warranty is typically between 13 and 36 months but we earn revenue by providing enhanced and extended warranty and repair service during and beyond the standard warranty period. Customer service inventory consists of both component parts and finished units. Indirect manufacturing costs and direct labour expenses are allocated systematically to the total production inventory.

Revenue recognition

        We derive revenue from the sale of broadband wireless backhaul equipment which includes embedded software and a license to use said software and extended product warranties. Software is considered to be incidental to the product. Services range from installation and training to basic consulting. Revenue is recognized when persuasive evidence of an arrangement exists, delivery has occurred and there are no significant remaining vendor obligations, collection of receivables is reasonably assured and the fee is fixed and determinable. Where conditions to final acceptance of the product are specified by the customer, revenue is deferred until acceptance criteria have been met.

        Our business agreements may also contain multiple elements. Accordingly, we are required to determine the appropriate accounting, including whether the deliverables specified in a multiple element arrangement should be treated as separate units of accounting for revenue recognition purposes, the fair value of these separate units of accounting and when to recognize revenue for each element. For arrangements involving multiple elements, we allocate revenues to each element based on a selling price hierarchy. The selling price for a deliverable is based on its vendor specific objective evidence ("VSOE") if available, third party evidence ("TPE") if VSOE is not available, or estimated selling price ("ESP") if neither VSOE nor TPE is available. In multiple element arrangements, revenues are allocated to each separate unit of accounting for each of the deliverables using the relative estimated selling prices of each of the deliverables in the arrangement based on the aforementioned selling price hierarchy. We have determined the selling price both for the undelivered items and the delivered items using ESP.

        We generate revenue through direct sales and sales to distributors. We defer the recognition of a portion of sales to distributors based on estimated sale returns and stock rotation granted to customers on products in the same period the related revenues are recorded. These estimates are based on historical sales returns, stock rotations and other known factors.

        Revenue associated with extended warranty and advanced replacement warranty is recognized ratably over the life of the contracted service.

DragonWave Inc.
Management's Discussion and Analysis
For the three and twelve months ended February 28, 2017
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

        Revenue from engineering services or development agreements is recognized according to the specific terms and acceptance criteria as services are rendered.

        We accrue estimated potential product liability as warranty costs when revenue on the sale of equipment is recognized. Warranty liability is estimated based on recent actual return experience and repair costs. Where product defects have been identified which would cause the cost or warranty experience to change, additional warranty costs are recognized.

        Shipping and handling costs borne by us are recorded in cost of sales. Shipping and handling costs charged to customers are recorded as revenue, if billed at the time of shipment. Costs charged to customers after delivery are recorded in cost of sales.

        We generate revenue through royalty agreements as a result of the use of our intellectual property. Royalty revenue is recognized as it is earned.

  Advanced Replacement and Extended Warranty

        We offer our customers the option to purchase advanced replacement and extended warranty contracts either at the time the goods are shipped or at any time after shipment takes place. Many customers wait to purchase extended warranty coverage until their standard warranty period ends.

        Advanced replacement is a service we sell which provides customers with the benefit of having a replacement radio or modem shipped to them when a unit they own has been confirmed by us to be malfunctioning. When the customer receives the replacement radio or modem, they ship the malfunctioning unit back to us. We repair and keep the returned unit.

        Our standard warranty for customers generally varies between 12 and 36 months. Our extended warranty programs enable customers to continue to have repairs made as needed and customer support guidance beyond the standard warranty period.

  Training

        We earn a minimal portion of our total revenue from the sale of training services primarily to installation companies. Only in rare circumstances do we provide or sub-contract installation services (see below), as the customers to whom we sell microwave equipment outsource the installation to specialized companies. As a result, installation training revenue is generally not sold as a bundled service because it is sold to a different customer base. Further, any training that is provided is not essential to the functionality of our product offerings, and is thus considered an insignificant deliverable to the overall arrangement and is not considered a separate unit of accounting.

  Installation

        Periodically, a customer may request that we arrange for the installation of our equipment. Installations are performed by a third party service provider. In this case, a separate services agreement is created between us and the end-user of our equipment, and we sub-contract the installation to a qualified installer. Evidence that the revenue associated with the installation service represents the fair value of the offering is provided by the sub-contracted value of the installation.

DragonWave Inc.
Management's Discussion and Analysis
For the three and twelve months ended February 28, 2017
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

Research and Development

        Our research costs are expensed as incurred. Our development costs are expensed as incurred unless we meet generally accepted accounting criteria for deferral and amortization. Development costs incurred prior to establishment of technological feasibility do not meet these criteria, and are expensed as incurred.

Income taxes

        Income taxes are accounted for using the liability method of accounting for income taxes. Under this method, deferred income tax assets and liabilities are determined based on differences between the tax and accounting bases of assets and liabilities as well as for the benefit of losses available to be carried forward to future years for tax purposes that are more likely than not to be realized. Deferred income tax assets and liabilities are measured using enacted tax rates that apply to taxable income in the years in which temporary differences are expected to be recovered or settled. We provide a valuation allowance against our deferred tax assets when we believe that it is more likely than not that the assets will not be realized.

        We determine whether it is more likely than not that an uncertain tax position will be sustained upon examination by the tax authorities. The tax benefit of any uncertain tax position that meets the more-likely-than-not recognition threshold is calculated as the largest amount that is more than 50% likely of being realized upon successful resolution. To the extent a full benefit is not expected to be realized, an income tax liability is effectively established. We recognize accrued interest and penalties on unrecognized tax benefits as interest expense.

        We periodically review our provision for income taxes and valuation allowance to determine whether the overall tax estimates are reasonable. When we perform our quarterly assessments of the provision and valuation allowance, it may be determined that an adjustment is required. This adjustment may have a material impact on our financial position and results of operations.

FUTURE ACCOUNTING PRONOUNCEMENTS

        In May 2014, the Financial Accounting Standards Board ["FASB"] issued ASU No. 2014-9, "Revenue from Contracts with Customers". The amendments in this Update create Topic 606, Revenue from Contracts with Customers, and supersede the revenue recognition requirements in Topic 605, Revenue Recognition, including most industry-specific revenue recognition guidance throughout the Industry Topics of the Codification. In addition, the amendments supersede the cost guidance in Subtopic 605-35, Revenue Recognition-Construction-Type and Production-Type Contracts, and create new Subtopic 340-40, Other Assets and Deferred Costs-Contracts with Customers. In August 2015, the FASB issued ASU No. 2015-14, "Revenue from Contracts with Customers" which reflects decisions reached by the FASB at its meeting earlier in the year to defer the effective date to fiscal years beginning after December 15, 2017, with early adoption permitted for the year beginning after December 15, 2016. We are currently assessing the impact this amendment will have on our consolidated financial statements.

        In August 2014, the FASB issued ASU No. 2014-15, "Presentation of Financial Statements — Going Concern". The update provides U.S. GAAP guidance on management's responsibility in evaluating whether there is substantial doubt about a company's ability to continue as a going concern and about related footnote disclosures. For each reporting period, management will be required to evaluate whether there are conditions or events that raise substantial doubt about a company's ability to continue as a going concern within one year from the date the financial statements are issued. The amendments in this ASU are effective for reporting periods

DragonWave Inc.
Management's Discussion and Analysis
For the three and twelve months ended February 28, 2017
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

beginning after December 15, 2016, with early adoption permitted. We are currently assessing the impact this amendment will have on our consolidated financial statements.

        In November 2015, the FASB issued ASU 2015-17, "Balance Sheet Classification of Deferred Taxes". The amendments in this update eliminate the current requirement for companies to separate deferred income tax liabilities and assets into current and non-current amounts in a classified statement of financial position. Instead, companies will be required to classify all deferred tax liabilities and assets as non-current. The amendments in this ASU are effective for fiscal years beginning after December 15, 2016, with early adoption is permitted. We do not expect the adoption of this amendment to have a material effect on our consolidated financial statements.

        In February 2016, the FASB issued ASU No. 2016-02, "Leases". The amendments in this Update create Topic 842, Leases, and supersede the lease requirements in Topic 840, Leases. The Update will require companies to recognize a right-of-use asset and a lease liability in their balance sheets, while still distinguishing between finance leases and operating leases. For finance leases, the lessee would recognize interest on the lease liability separately from amortization of the right-of-use asset in the statement of comprehensive income, and for operating leases, the lessee would recognize a straight-line lease expense. The amendments in this ASU are effective for fiscal years beginning after December 15, 2018, with early adoption permitted. We are currently assessing the impact this amendment will have on our consolidated financial statements.

        In March 2016, the FASB issued ASU 2016-09, "Improvements to Employee Share-Based Payment Accounting". The amendments in this Update simplify several aspects of the accounting for employee share-based payment transactions, including the income tax consequences, classification of awards as either equity or liabilities, and classification on the statement of cash flows. The amendments in this ASU are effective for fiscal years beginning after December 15, 2016, with early adoption permitted. We are currently assessing the impact this amendment will have on our consolidated financial statements.

        In November 2016, the FASB issued ASU 2016-18, "Statement of Cash Flows (Topic 230): Restricted Cash". The amendments in this Update require that a statement of cash flows explain the change during the period in the total of cash, cash equivalents, and amounts generally described as restricted cash or restricted cash equivalents. Therefore, amounts generally described as restricted cash and restricted cash equivalents should be included with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown on the statement of cash flows. The amendments in this ASU are effective for fiscal years beginning after December 15, 2017, with early adoption permitted. The Company does not expect the adoption of this amendment to have a material effect on its consolidated financial statements.